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December 12, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on December 12, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

PRESS RELEASE

Contact:

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Intends to Propose to the Shareholders Meeting the Abolishment of Depositary Receipts of Shares in Wolters Kluwer nv

Amsterdam, the Netherlands (December 12, 2005) - Wolters Kluwer, a leading publisher and information services company, intends to propose to the 2006 Annual General meeting of shareholders, to be held on April 26, 2006, abolishment of depositary receipts of shares issued by the Trust Office. Approval by the shareholders meeting would lead to the conversion of depositary receipts of shares into ordinary shares, and the subsequent abolishment of the Trust Office.

The Executive and Supervisory Board have taken the decision to propose the abolishment of depositary receipts of shares as a next step in further enhancement of the corporate governance of the company. The proposal reflects the efforts of the company over the last year to increase shareholders participation at the shareholders meeting. After approval by the shareholders meeting, the articles of association of the company will be amended accordingly and the necessary steps will be taken to convert the depositary receipts of shares into ordinary shares.

The Annual General Meeting of Shareholders will take place on Wednesday April 26, 2006 in Amsterdam, the Netherlands. At the 2006 Annual General Meeting of Shareholders, shareholders and holders of depository receipts will be offered the possibility to vote by proxy, as was already the case in 2005.

About Wolters Kluwer
Wolters Kluwer (www.wolterskluwer.com) is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate legal services, financial services, tax, accounting, legal, regulatory, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.